Exhibit 99.8

Blue Apron Employee FAQs

Blue Apron’s Agreement to be Acquired by Wonder Group

September 29, 2023

GENERAL

1.	What was announced today? What are the terms of the deal?

Blue Apron entered into a definitive merger agreement to be acquired by Wonder Group (“Wonder”), a company founded by entrepreneur Marc Lore that is redefining at-home dining and food delivery. Under the terms of the merger agreement, at the closing of the transaction, Blue Apron stockholders will be entitled to receive $13.00 in cash per share, representing an equity value of approximately $103 million. Please review the press release for full details of this news.. More details on the structure and timing of the transaction is below.

2.	Who is Wonder? Where are they located?

Wonder is revolutionizing the food industry by creating the mealtime super app, operating a collection of vertically-integrated, delivery-first restaurants and pioneering a new category of “Fast Fine” dining. Featuring some of the world’s best chefs including Bobby Flay, Jose Andres, Nancy Silverton, Michael Symon, Marcus Samuelsson and others, along with award-winning restaurants from across the country including Tejas Barbeque, Di Fara Pizza, Barrio Cafe, Maydan and more, customers can experience any combination of these chefs and restaurants all together in one order for the first time. Everything is made-to-order in a Wonder location and delivered to your door by a Wonder courier in under 30 minutes, or available for pick-up and dine-in as well. Wonder brings an elevated, curated dining experience to you every time.

Wonder Group is headquartered in lower Manhattan and has an R&D facility located in Parsippany, New Jersey.

3.	Why did Blue Apron and Wonder enter into this agreement?

By joining forces with Wonder, Blue Apron plans to continue to realize our vision of Better Living Through Better Food, and continue to support how families and loved ones come together over food. Wonder and Blue Apron deliver high-quality, chef-curated meals, making this a great match to offer more incredible mealtime experiences. The Blue Apron our customers know and love will stay the same, with more opportunity for product expansion in the future.

4.	It seems like we are on track with performance and on our path to profitability. Why would we want to sell the company now?

Following our shift to an asset light business, as a result of the sale of our operations and partnership with FreshRealm, which will continue, we received a proposal from Wonder. This proposal, along with others, were considered as part of a thorough strategic review process led by our Board of Directors. Further details on the transaction and background on the transaction process will be included in the deal documents we’ll file with the Securities and Exchange Commission in the coming weeks.

5.	What does it mean for Blue Apron to go from being a public company to a private company?

Once the transaction is complete, we will no longer be a public company as Wonder will then own all of the shares of our company. We believe this will provide us enhanced financial flexibility and allow us to be better positioned to focus on our strategy. We believe this shift is beneficial to Blue Apron’s business and all stakeholders, including our employees and customers. Most importantly, it does not have any impact on our mission and on our ability to continue to deliver our high-quality meals to our customers.

6.	How did this transaction evolve? Were there other companies interested in acquiring us?

Following our shift to an asset light business, as a result of the sale of our operations and partnership with FreshRealm, which will continue, we received a proposal from Wonder. This proposal, along with others, were considered as part of a thorough strategic review process led by our Board of Directors. Further details of the transaction and background on the transaction process will be included in the Company’s Schedule 14D-9 with respect to the tender offer.

7.	What happens next? Is the sale of the business final as of this announcement?

The merger with Wonder has not yet closed. The transaction will occur in two steps. First, around mid-October, Wonder will start a tender offer to acquire all outstanding Blue Apron shares for a purchase price of $13.00 in cash per share of Class A common stock. Following the successful closing of the tender offer, Wonder will acquire any remaining shares of Blue Apron that are not tendered in the tender offer through a second-step merger at the same $13.00 consideration per share price paid in the tender offer.

We anticipate that the transaction will close in the fourth quarter of 2023.

8.	What happens between now and close?

Under the terms of the merger agreement, Wonder will launch a tender offer around the middle of October to acquire all outstanding shares of Blue Apron common stock for a purchase price of $13.00 per share in cash.

At the time the tender offer is commenced, Wonder will file a tender offer statement on Schedule TO with the SEC, and Blue Apron will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the offer to purchase and related letter of transmittal), as well as the solicitation/recommendation statement will be mailed to Blue Apron’s stockholders free of charge. When available, investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Blue Apron’s Investor Relations either by telephone at (347) 719-4312 or e-mail at investor.relations@blueapron.com or on the Company’s website at www.investors.blueapron.com.

The transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions, including the tender of a majority of the outstanding shares of Blue Apron’s Class A common stock. The closing of the transaction is not subject to any financing condition or regulatory approvals, and Wonder has fully committed financing already on its balance sheet to fund the closing of the transaction. Following the successful closing of the tender offer, Wonder will acquire any remaining shares of Blue Apron that are not tendered in the tender offer through a second-step merger at the same consideration per share paid in the tender offer.

Blue Apron’s Board of Directors unanimously recommends that Blue Apron’s stockholders tender their shares in the tender offer.

9.	I am a Blue Apron stockholder. How are my shares impacted by this agreement?

If you are a Blue Apron stockholder, you will be entitled to receive $13.00 in cash per share of Class A common stock through a tender offer and merger transaction. You will also receive information from your stock broker, which in the case of shares issued under the equity plan is E*Trade, in terms of how to participate in the tender offer, as well as copies of the tender offer materials.

Please see the separate FAQ below for information regarding treatment of any unvested equity grants you hold.

10.	What can we expect in the interim?

We plan to continue to operate our business as usual in the ordinary course through the closing of the transaction. Until the transaction has closed, we will continue to operate independently from Wonder. It’s vitally important for all of us to remain focused on the work at hand and deliver on our commitments to our stakeholders. If you need to engage a new vendor or engage in other work that you think may be outside of the ordinary scope of our business, please reach out to your manager before proceeding.

11.	When do we expect to close?

We currently anticipate the transaction to close in the fourth quarter of 2023.

12.	What are the plans to integrate the two companies?

At this stage, we anticipate that both companies will continue to operate independently while building opportunities for partnership and leveraging each other’s strengths.

13.	What does this mean for the future of Blue Apron? Are we still a meal kit company?

Following the closing of the merger, Wonder plans to continue Blue Apron’s current operations serving customers in the continental United States under the Blue Apron brand.

14.	Will our brand/name be impacted?

Following the closing of the merger, Wonder plans to continue Blue Apron’s current operations serving customers nationwide under the Blue Apron brand. Wonder shares our vision, and with their support, we will continue to invest in and enhance bringing our delicious recipes to hundreds of thousands of customers around the country.

15.	What should I do if I receive a question from media, customers, suppliers and / or vendors/partners?

Direct any inquiries to Muriel Lussier at muriel.lussier@blueapron.com.

16.	What can I communicate to customers, suppliers or vendors/partners?

If a vendor or other partner reaches out to you regarding the transaction please reach out to Muriel Lussier at muriel.lussier@blueapron.com.

17.	Does this transaction change anything about the money that Joe Sanberg owes us?

There are no updates to the status of Mr. Sanberg’s obligations other than what we have previously disclosed.

EMPLOYEES

Organizational Structure

18.	How will our teams be integrated into Wonder? Will the organization structure change?

At this time, Blue Apron is expected to continue to operate as-is. However, organizational structures and roles may continue to be reviewed in the ordinary course of business.

19.	Will the Blue Apron executive team be part of the combined company after the closing?

At this time, it is expected that the Blue Apron business will continue to operate as-is. However, organizational structures and roles may continue to be reviewed in the ordinary course of business.

20.	Will we have more layoffs? Will I have a job? Will my job or manager change?

We do not anticipate any layoffs or job or manager changes as a result of the merger at this time. However, organizational structures and roles may continue to be reviewed in the ordinary course of business.

21.	Will we move offices?

There is opportunity to explore the consolidation of offices within Blue Apron (Corporate, Test Kitchen and Creative Studio), as well as with Wonder whose corporate headquarters are just blocks away from our Liberty office. More information regarding any potential office consolidation will be communicated as we work through the integration process and as our existing leases come up for renewal.

Compensation & Benefits

22.	What happens to compensation and benefits for Blue Apron employees?

We anticipate maintaining comparable compensation and benefits as a result of the merger with Wonder. Until the transaction closes, your Blue Apron compensation, employment terms and benefits will remain the same, subject to our normal terms and changes (including anticipated Benefits Open Enrollment in November/December 2023). As a future private company, design of long term incentives, if any, are yet to be determined.

23.	Are we on track to earn a bonus for 2023? What happens to this bonus payment?

We have demonstrated solid strides in performance against our bonus plan targets. At this stage,we believe we are on the right track to provide a bonus payment for 2023 performance. Final bonus amounts, if any, are determined at the end of the financial year and will be communicated in Q1 2024.

24.	Will we still be paid weekly?

At this time, we do not anticipate any changes to payroll cycles prior to the closing of the transaction.

25.	Will we still have access to the same systems, email, slack, intranet, Dayforce, etc?

At this time, we do not anticipate any changes to Blue Apron systems and communication channels prior to the closing of the transaction.

26.	What will happen to my existing Blue Apron shares, Restricted Stock Units (RSUs), Performance Share Units (PSUs) and/or outstanding stock options in connection with the closing of the transaction?

Between now and closing, any shares you hold can be sold subject to Blue Apron’s current insider trading policies, however, we are currently in a Quarterly Trading Blackout Window, which prohibits any such trading. Until the transaction closes, outstanding Blue Apron stock options, RSUs and PSUs (as such terms are defined below) will remain subject to their original terms and conditions and will continue to vest in accordance with their original vesting schedules and performance conditions, as applicable.

However, under the merger agreement, in connection with the closing of the transaction:

Outstanding Stock Options - All outstanding stock options will be canceled for no consideration.

RSUs - Time-based restricted stock units granted (“RSU”) that are outstanding immediately prior to the closing of transaction will vest in full and be converted into the right to receive an amount of cash equal to the total number of shares underlying such RSUs multiplied by the merger consideration of $13/share, minus tax withholding.

Unvested PSUs - If you hold any performance-based restricted stock units (“PSUs"), the vesting of such PSUs will be assessed in connection with the transaction in accordance with the terms and conditions of such PSUs. Accordingly, we currently do not anticipate any vesting will occur with respect to any PSUs granted in 2022 or 2023. However, we currently anticipate that 50% of the outstanding PSUs granted in 2021 will vest in connection with the transaction as a result of achievement of the $13 stock price target Any vested PSUs will be converted into the right to receive an amount of cash equal to the total number of shares underlying such vested PSUs multiplied by the merger consideration of $13 per share, minus tax withholding.

Closer to the closing of the transaction, you will receive further information on how you can expect to receive payment for any vested RSUs and PSUs in connection with the transaction.

*Please note that the above summary applies only in the event that the transaction closes, (and also generally assumes that the transaction closing will occur in 2023). It is possible that the transaction does not close. If the transaction does not close for any reason, then the treatment above will not apply and your outstanding equity awards will continue to be treated in accordance with their existing terms and conditions.

27.	I have lost track of how many shares I have after the Reverse Stock Split (RSS) earlier this year. What is the best way to find my balance?

Your E*Trade account is up to date with current account balances. We encourage you to review your account and follow up with a member of Blue Apron’s people team if you have any questions.

28.	Will I receive written communication regarding my stockholding or equity grants with more information?

At the time the tender offer is commenced, Wonder will file a tender offer statement with the SEC, and Blue Apron will file a solicitation/recommendation statement with the SEC. The tender offer materials, as well as the solicitation/recommendation statement will be mailed to Blue Apron’s stockholders free of charge. When available, investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Blue Apron’s Investor Relations either by telephone at (347) 719-4312 or e-mail at investor.relations@blueapron.com or on the Company’s website at www.investors.blueapron.com. These materials will include instructions as to how to tender your shares in the tender offer.

If you hold equity awards, you can ask questions of human resources or access your eTrade account, though you will not need to take any action prior to closing.

Other Employee Questions

29.	Will we follow the usual performance management process? Will there be an opportunity for raises or promotions?

We anticipate that Blue Apron’s performance management process will continue in the ordinary course of business as before. We anticipate kicking off our annual performance review process in October and will assess promotions, if applicable, in Q4.

30.	Will hiring continue pending the closing of the transaction?

We will continue to hire for key talent in the lead up to closing.

31.	What if I have further questions?

Please speak with a member of the executive or senior leadership team, Muriel Lussier, a member of the legal team, or reach out to a member of the People Team.

Additional Information and Where to Find It

The tender offer for the outstanding shares of the Company described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Wonder and its acquisition subsidiary will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. The solicitation and offer to buy outstanding shares of the Company will only be made pursuant to the tender offer materials that Wonder and its acquisition subsidiary intend to file with the SEC. At the time the tender offer is commenced, Wonder will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS, INCLUDING THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. The tender offer materials (including the offer to purchase and related letter of transmittal), as well as the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (347) 719-4312 or e-mail at investor.relations@blueapron.com or on the Company’s website at www.investors.blueapron.com. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein. In addition to an offer to purchase, a related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Company with the SEC for free on the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication includes statements concerning the Company and its future expectations, plans and prospects that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," “will,” "should," “would,” "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. The forward-looking statements in this Current Report on Form 8-K are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this and are subject to a number of risks, uncertainties and assumptions including, without limitation, uncertainties as to the timing of the tender offer and the completion of the proposed acquisition of the Company; the risk that the proposed acquisition may not be completed in a timely manner or at all; the possibility that competing offers or acquisition proposals for the Company will be made; uncertainty regarding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, or the various closing conditions to the proposed acquisition may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Company’s common stock; relationships with associates, customers, other business partners and key third parties, or governmental entities; transaction costs; risks that the proposed acquisition disrupts current plans and operations of the Company or adversely affects employee retention; the risk that stockholder litigation in connection with the proposed acquisition may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the transaction; the risk that the proposed acquisition of the Company will divert management’s attention from ongoing business operations; changes in the Company’s businesses during the period between announcement and closing of the proposed acquisition; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future, including the Schedule TO and related tender offer documents to be filed by Wonder and the Schedule 14D-9 to be filed by the Company. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Company in this filing speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.